UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Latteno Food Corp
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

        055247 10 0
(CUSIP Number)

Seth A. Farbman 150 W 46th Street New York, NY 10036 (212) 730-4302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010 and August 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 055247 10 0

(1)	Name of Reporting Persons. Seth A. Farbman I.R.S. Identification Nos. of Above Persons (Entities Only) ☐ --Rho Capital Partners, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,702,170(1)
	(8)	Shared Voting Power 1,250,000(2)
	(9)	Sole Dispositive Power 2,702,170(1)
	(10)	Share Dispositive Power 1,250,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,170
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.85% (based on 34,418,840 shares of Common Stock issued and outstanding on June 30, 2010) (1)(2)
(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 225,000 shares of Common Stock issuable upon exercise of 225,000 common stock purchase warrants, each of which entitles the holder thereof to purchase one share of Common Stock for $2.00 until June 11, 2012 and (b) 1,000,000 shares of Common Stock upon the conversion of a promissory note in the principal amount of $1,000,000, (c) 1,477,170 shares of common stock.

(2) Includes (a) 500,000 shares of common stock and (b) 750,000 shares of Common Stock issuable upon exercise of 750,000 common stock purchase warrants, each of which entitles the holder thereof to purchase one share of Common Stock for $2.00 until June 11, 2012.

*****

Page 3 of 5 Pages
CUSIP No. 055247 10 0

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 16, 2008 (the “Schedule 13D”), relating to the beneficial ownership by Seth Farbman (the “Reporting Person”) of Common Stock, par value $0.001 per share (the “Common Stock”), of Latteno Food Corp (the “Issuer”). The address of the principal executive offices of the Issuer is 8953 Woodbine Ave, Markham, Ontario, Canada L3ROJ9. Unless specifically amended in this Amendment No. 2, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Person acquired, in consideration for $37,500 paid by the Reporting Person from his personal funds, a promissory note dated October 25, 2007 (the “2007 Note”), in an aggregate principal amount of $37,500, which note became due and payable of October 24, 2009.  The principal amount of this note and interest was converted to shares of common stock issued to the Reporting Person in the amount of 56,625 shares.

The Reporting Person was issued 676,210 shares on February 1, 2010 and 309,710 shares of common stock on August 25, 2010 as consideration for funds and interest due in connection with a Note, Stock  and Interest Purchase Agreement, dated June 1, 2008.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby restated in its entirety as follows:

The Reporting Person acquired the convertible securities and the shares of Common Stock reported herein for investment purposes. The Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by restating the first paragraph in its entirety as follows:

The Reporting Person is directly the beneficial owner of 2,702,170 shares of Common Stock, which consists of: (i) 1,477,170 shares of Common Stock; (ii) 225,000 shares of Common Stock issuable upon exercise of 225,000 common stock purchase warrants, each of which entitles the holder thereof to purchase one share of Common Stock for $2.00 until June 11, 2012; and (iii) 1,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of a promissory note in the principal amount of $1,000,000. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares. Except as disclosed herein, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

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CUSIP No. 055247 10 0

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby restated in its entirety as follows:

Amendment to Note, Stock and Interest Purchase Agreement, dated June 11, 2007.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits

Exhibit 99.1 Amendment to Note, Stock and Interest Purchase Agreement, dated June 11, 2007.

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CUSIP No. 055247 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2010	By:	/s/ Seth Farbman
Seth Farbman